December 15, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rito Group Corp.

Form S-1/A

Filed October 14, 2015

File No. 333-206319

To the men and women of the SEC:

On behalf of Rito Group Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 20, 2015 addressed to Mr. Choi, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on October 14, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements and other appropriate sections to include disclosure for the period ending September 30th 2015.

Additionally we have added the following to page 14, 25, and 27, “In August and September 2015, the Company issued several convertible promissory notes (collectively the "Convertible Notes") to investors in an aggregated principal amount of $435,381. The Convertible Notes bear interest at a rate of 8% per annum with a maturity of two years, due in 2017. The principal and accrued interest are payable in a lump sum at maturity. The notes are convertible into shares of the Company’s common stock at a conversion price of $0.25 per share at the note holders’ sole and exclusive option.”

SEC Comment(s) /Analysis

General

1. We note your response to comment 1 and your belief that you are not a shell company because you generated revenues of $3,406 last year and have more than nominal operations. However, the foregoing is inconsistent with your status as a development stage company, your statements indicating that "the Rito Online Mall has not yet been developed and is not operational at this time," the fact that you do not have any physical vendor contracts in place, and your indication that you have generated revenues to date from "personal acquaintances." Therefore, tell us why you believe that you have more than no or nominal operations. Alternatively, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

COMPANY RESPONSE

We have included the appropriate disclosures regarding our status as a shell company. Please see page 1, 10, and 21.

Description of Business, page 14

2. We note your response to prior comment 18 and re-issue this comment in part. Please revise your disclosure to explain how you expect to generate revenues from the Rito Online Mall with a view to understanding whether you will receive a percentage of revenues, commissions or fees in exchange for listings.

COMPANY RESPONSE

The following disclosure has been added to page 15: “In order to generate revenue from the Rito Online Mall we will require all of our members to pay a base membership fee. In order to list on our website vendors do not need to pay a membership or listing fee. Our members will serve as our sales force and will assist in selling the products listed by vendors on the Rito Online Mall. If our members are successful in selling products on the mall, their name will be entered in as a reference and they will receive a commission on the sale of products. The membership fees and commissions have not been determined yet, and will be evaluated and implemented as our business continues to develop.”

Note 1. Description of Business and Organization, page F-7

3. We have reviewed your response to comment 29. Please provide us with your analysis of how you determined Rito International was deemed the accounting acquirer and Sino Union was deemed the accounting aquiree in the May 5, 2015 share allotment transaction. Refer to ASC 805-10-55-10 through 15. Please ensure your response addresses the factors in ASC 805-10-55-12a-e, since you indicate in your response that Sino Union became the controlling management of Rito International. Also, please provide us with a copy of the share allotment transaction agreement. Additionally, please identify for us the fiscal year-end for Sino Union and Rito International prior to the merger.

COMPANY RESPONSE

Prior to the reverse merger between Rito Group Corp and Sino Union, on May 4, 2015, Sino Union acquired 100% of the issued and outstanding shares and the assets of Rito International by issuing its ordinary shares to the shareholder of Rito International. Rito International became a wholly owned subsidiary of Sino Union. On May 5, 2015, Rito International allotted additional shares to its shareholders for working capital.

The following is our analysis on how we determined Rito International was deemed as the accounting acquirer and Sino Union was deemed as the accounting acquiree.

ASC Topic	Content	Analysis
805-10-55-11	In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfer the cash or other assets or incurs the liabilities	There was no transfer of cash or other assets or incurred liabilities between Sino Union and Rito International.
805-10-55-12	In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interest. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

The business combination between Sino Union and Rito International is primarily effected by exchanging equity interest which Sino Union issued its ordinary shares to the shareholder of Rito International to acquire 100% of the issued and outstanding shares of Rito International.

As the merger between Sino Union and Rito International is effected primarily by exchanging equity interests and treated as a reverse acquisition, Sino Union, the issuing entity was deemed as the accounting acquiree and Rito International was deemed as the accounting acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-15 and 805-10-55-12a to 12e.

805-10-55-12a	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.

After the shares exchange transaction between Sino Union and Rito International, the former owner of Rito International became the major shareholder with the largest portion of the voting rights in Sino Union.

805-10-55-12b

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

As mentioned above, the former owner of Rito International became the major shareholder of Sino Union with majority voting interest. There is no existence of a large minority voting interest in Sino Union after the shares exchange transaction.
805-10-55-12c

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As mentioned above, the former owner of Rito International became the major shareholder of Sino Union with majority voting interest.
805-10-55-12d	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	After the shares exchange transaction, the former director, who was also the former owner of Rito International, became the director of Sino Union with majority voting interest.
805-10-55-12e

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Sino Union did not pay a premium over the pre-combination fair value of Rito International.
805-10-55-13	The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.	Prior to the shares exchange transaction, Sino Union was considered a shell company with no business operations and nominal assets. Adversely, Rito International is engaged in trading of retail goods with total assets of $32,600 and generated revenues of approximately $3,100. As a result, the size of Rito International is larger than the size of Sino Union.
805-10-55-14	In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities.	Only Sino Union and Rito International were involved in the shares exchange transaction. Rito International is the entity which initiated the combination and has a relative larger business size than Sino Union.
805-10-55-15	A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14.

Sino Union was incorporated in Anguilla on January 3, 2014 and Rito International was incorporated in Hong Kong on August 12, 2014. Although Sino Union is formed before Rito International, Rito International shall be identified as the accounting acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14 above.

Based on the above analysis, we determined that the share exchange transaction between Sino Union and Rito International is considered as a reverse acquisition which Rito International was deemed as the accounting acquirer and Sino Union was deemed as the accounting acquiree because (i) the former owner of Rito International became the major shareholder of Sino Union with majority voting interest, (ii) the former director of Rito International became the director of Sino Union after the share exchange transaction, and (iii) the business size of Rito International was larger than Sino Union. As Rito International was deemed as the accounting acquirer, its date of inception on August 12, 2014 is adopted for financial statement reporting purposes.

We have attached the share transfer agreement herein as exhibit 10.2.

The fiscal year end of Rito International is March 31 and Sino Union is June 30.

4. Please identify the owners of Rito International prior to the May 5, 2015 share allotment transaction.

COMPANY RESPONSE

Ms. Cheung Yuet Wah , an independent third party, was the sole owner of Rito International prior to the May 5, 2015 transaction.

5. We reviewed your response to comment 30. Since the share exchange transaction was effected by an exchange of equity interest, please expand your analysis to provide your responses to ASC 805-10-55-12a-e. Additionally, tell us which of the entities in the reverse merger transaction initiated the combination and whether Rito Group Corp was formed specifically to effect the reverse merger. Refer to ASC 805-10-55-14 and 15.

COMPANY RESPONSE

ASC Topic	Content	Analysis
805-10-55-12a	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.

The former shareholder of Sino Union received 100,000 shares of the restricted common stock of Rito Group Corp, representing 50% voting rights in Rito Group Corp immediately after the shares exchange transaction.

805-10-55-12b

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

There was no existence of a large minority voting interest in Rito Group Corp after the shares exchange transaction.
805-10-55-12c

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As mentioned above, the former owner of Sino Union became one of the shareholders of Rito Group Corp with 50% voting rights after the shares exchange transaction and has the ability to elect or appoint or to remove a majority of the members of the governing body of Rito Group Corp.

805-10-55-12d	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	After the shares exchange transaction, the former director of Sino Union was appointed as the director and one of the senior management of Rito Group Corp.
805-10-55-12e

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Rito Group Corp did not pay a premium over the pre-combination fair value of Sino Union.

Based on the above analysis, we determined that the share exchange transaction between Rito Group Corp and Sino Union is considered as a reverse acquisition in which Sino Union was deemed as the accounting acquirer and Rito Group Corp was deemed as the accounting acquiree.

With reference to ASC 805-10-55-14, Sino Union is the entity which initiated the combination in the reverse merger transaction and its relative business size, after combining with Rito International on May 4, 2015, is larger than Rito Group Corp.

With reference to ASC 805-10-55-15, Rito Group Corp is formed specifically to issue equity interests to effect the reverse merger transaction however Sino Union, after combining with Rito International on May 4, 2015, is identified as the accounting acquirer by applying the guidance in paragraphs ASC 805-10-55-10 through 55-14.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 15, 2015

/s/ Choi Tak Yin Addy

Choi Tak Yin Addy

Chief Executive Officer